FULBRIGHT & JAWORSKI L.L.P.
                        666 FIFTH AVENUE
                 NEW YORK, NEW YORK  10103-3198




January 23, 1997




The Merger Fund
100 Summit Lake Drive
Valhalla, New York  10595

Dear Sirs:

     We refer to the filing by The Merger Fund, a Massachusetts business trust (the "Fund"), of a "Rule 24f-2 Notice" pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, in which the Fund reported sales during the fiscal year ended November 30, 1996 of 28,944,707 shares of beneficial interest of the Fund (the "Shares").

     We, as counsel to the Fund, have examined such documents and reviewed such questions of law as we deemed necessary for the purposes of this opinion. As to various questions of fact material to this opinion, we have relied upon a certificate provided by the Secretary of the Fund. On the basis of such examination and review, we advise you that, in our opinion, the Shares have been legally issued and are fully paid and nonassessable.

     We consent to the filing of this Opinion together with the Rule 24f-2 Notice referred to above. This consent is not to be construed as an admission that we are a person whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

                                        Very truly yours,



                              /s/ Fulbright & Jaworski L.L.P.